Hercules Capital, Inc.

400 Hamilton Avenue, Suite 310

Palo Alto, CA 94301

September 6, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Christina DiAngelo Fettig/Trace Rakestraw

Re:	Hercules Capital, Inc.
Registration Statement on Form N-2
File Number: 333-214767

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hercules Capital, Inc., a Maryland corporation (the “Company”), respectfully requests acceleration of the effective date of pre-effective amendment no. 2 to its Registration Statement on Form N-2 (File No. 333-214767) (the “Registration Statement”) so that such Registration Statement may be declared effective at 9:00 a.m. EST on September 7, 2017, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to William Bielefeld of Dechert LLP at (202) 261-3386, and that such effectiveness also be confirmed in writing.

Very truly yours, Hercules Capital, Inc.

By:	/s/ Mark R. Harris
	Name:	Mark R. Harris
	Title:	Chief Financial Officer/Chief Accounting Officer